FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED NOVEMBER 16, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, our prospectus dated April 30, 2009 relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 20, 2009 and supplement no. 2 dated August 20, 2009. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an update regarding a risk related to an investment in us;

•	additional liquidity information regarding prior programs sponsored by our sponsor;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2009, filed on November 12, 2009; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2009 as filed in our Quarterly Report on Form 10-Q, filed on November 12, 2009.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering terminated.

On November 10, 2005, we commenced a follow-on public offering of 300.6 million shares of common stock. Of these shares, we offered 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for the follow-on public offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan registered under the initial public offering. We stopped making offers under the combined follow-on offering on November 10, 2008. We raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares in our follow-on public offering, including shares sold under the dividend reinvestment plan.

On November 11, 2008, we began to accept subscriptions for shares of our common stock in this offering. As of November 10, 2009, we had raised gross offering proceeds of approximately $0.7 billion from the sale of approximately 66.6 million shares in this offering, including the dividend reinvestment plan. As of November 10, 2009, approximately 308.3 million shares remained available for sale to the public in this offering, including the dividend reinvestment plan. As of November 10, 2009, we had received aggregate gross offering proceeds of approximately $5.2 billion from the sale of approximately 521.4 million shares in our public offerings. After incurring approximately $103.7 million in acquisition fees, approximately $470.6 million in selling commissions and dealer-manager fees, approximately $70.0 million in other organization and offering expenses, and funding common stock redemptions of approximately $316.2 million pursuant to the share redemption program, as of November 10, 2009, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.3 billion, substantially all of which had been invested in real estate properties.

Indebtedness

As of September 30, 2009, our debt-to-real-estate-asset ratio, that is, the total third-party borrowings divided by the sum of gross real estate assets plus gross intangible lease assets (liabilities), as reflected on the balance sheet, was approximately 20.2%. As of October 31, 2009, we had total outstanding indebtedness of approximately $971.6 million, which consisted of $12.6 million outstanding under a fixed-rate loan, and $869.0 million outstanding under mortgage loans with fixed interest rates, or with interest rates that are effectively fixed when considered in connection with an interest rate swap agreement, and $90.0 million outstanding under the amended and restated line of credit with Wachovia Bank, N.A. Additional information regarding our outstanding third-party borrowings can be found in Note 5 to our accompanying consolidated financial statements.

A Risk Related to an Investment in Us

The following risk factor should be read together with the risk factors disclosed in our prospectus dated April 30, 2009, which includes a comprehensive discussion of some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.

Current economic conditions may cause the creditworthiness of our tenants to deteriorate and market rental rates to decline.

During 2008 and 2009, current economic conditions have contributed to a considerable decline in U.S. real estate markets with respect to the availability and cost of capital, higher vacancy rates, and diminished expectations for resale values. Should such economic conditions continue for a prolonged period of time, our tenants’ ability to honor their contractual obligations may suffer. Further, it may become increasingly difficult to achieve future rental rates comparable to the rental rates of our currently in-place leases as we seek to release space and/or to renew existing leases.

Our office property portfolio was 96.6% leased at September 30, 2009, and provisions for uncollectible tenant receivables, net of recoveries, were approximately 0.5% of total revenues for the nine months then ended. As a percentage of 2008 annualized gross base rent, less than 1% of leases expire in 2009, 6% of leases expire in 2010, and 10% of leases expire in 2011 (see Item 2 on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2008). No assurances can be given that current economic conditions will not have a material adverse effect on our ability to re-lease space at favorable rates or on our ability to maintain our current occupancy rate and our low provisions for uncollectible tenant receivables.

Update to Prior Program Liquidity Events

On November 9, 2009, Wells Capital, Inc. completed the liquidation of three public limited partnerships and on August 6, 2008, it completed the liquidation of one public limited partnership. In June 2009, a previously private program sponsored by Wells Management Company, Inc. became publicly registered with the Securities and Exchange Commission. Taking into account these developments, Wells Capital, Inc. and its affiliates have previously sponsored 18 prior public programs, eight of which have been liquidated ahead of their expected liquidity date, nine of which have not yet reached their respective liquidity dates, and one of which has delayed its liquidity date, as described in our prospectus supplement dated August 20, 2009.

The eight programs that liquidated prior to their anticipated liquidity date did so after the disposition of all their interests in real property and other assets and after a distribution to the holders of their securities of the proceeds of the liquidation, pursuant to the agreements governing each program.

The earliest liquidation date for the nine offerings that have not yet reached their anticipated liquidity date is August 11, 2018, and none of these nine offerings have determined to extend its liquidation date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated by reference into the prospectus. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in our prospectus dated April 30, 2009 and the additional risk disclosed herein.

Overview

During the periods presented, we have continued to receive investor proceeds under the follow-on offering and the third offering and to invest those proceeds in real estate assets and to repay borrowings. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under U.S. generally accepted accounting principles (“GAAP”), we began to expense costs incurred in connection with the acquisition of real estate assets effective January 1, 2009; whereas prior to this date, such costs were capitalized and allocated to real estate assets upon acquisition.

Liquidity and Capital Resources

Overview

We have continued to raise funds through the sale of our common stock under our public offerings and have invested the majority of those proceeds in real properties. We anticipate receiving additional proceeds from the sale of our common stock under public offerings and using such proceeds, in combination with debt proceeds, to invest in future acquisitions of real property. To the extent that timing differences arise between the rate at which we raise capital through the sale of our common stock and the rate at which we are able to acquire suitable real estate investment opportunities, we may use equity proceeds to repay amounts outstanding on our line of credit or on other borrowings. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future distributions to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, how quickly we are able to invest proceeds from the sale of our common stock in quality income-producing assets, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

Short-term Liquidity and Capital Resources

During the nine months ended September 30, 2009, we generated net cash flows from operating activities of $167.8 million, which consists primarily of receipts of rental payments, tenant reimbursements, hotel room fees, and interest earned on cash balances, reduced by payments for operating costs, interest expense, asset and property management fees, general and administrative expenses, and acquisition fees and expenses. Along with cash on hand, net cash flows from operating activities were used to fund distributions to stockholders during the nine months ended September 30, 2009. We expect that the majority of our future net cash flow from operating activities will be used to fund distributions to stockholders as well. Please refer to the “Distributions” below for additional information regarding the sources of cash used to fund future distributions to stockholders.

During the nine months ended September 30, 2009, we generated net proceeds from the sale of common stock under the third offering, net of commissions, dealer-manager fees, and acquisitions fees, offering cost reimbursements and share redemptions, of $371.5 million, the majority of which was used (i) to fund investments in new properties of $104.5 million and (ii) to increase our equity position in existing real estate investments by repaying net outstanding borrowings of $248.3 million. We are actively pursuing real estate investment opportunities. We intend to continue to generate capital from the sale of common stock under our public offering and to use such offering proceeds, along with cash on hand and borrowings on our line of credit or from new mortgages, to fund future real estate investments.

As of October 31, 2009, our line of credit with Wachovia Bank, N.A. (the “Wachovia Line of Credit”) had an outstanding balance of $90.0 million and available borrowing capacity of approximately $155.0 million, and our unsecured term loan from $50.0 million (the “Bank of America Term Loan”) had been paid in full (please see Note 3 to our accompanying consolidated financial statements for applicable terms and covenants). The Wachovia Line of Credit matures on May 7, 2010 and, as a result, we have begun preliminary discussions about a replacement credit facility with prospective lenders. We believe that we will be able to secure a replacement line of credit; however, we acknowledge that the U.S. credit markets remain volatile and, as such, can make no assurances that a replacement line of credit will be executed at terms favorable or desirable to us.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock under public offerings, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. As of October 31, 2009, approximately 250.5 million shares remain available for sale under the third offering. Approximately 59.1 million additional shares remain available for sale under our dividend reinvestment plan (“DRP”) at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of our common stock. Over the long term, we expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, repaying or refinancing debt, offering-related costs, operating expenses, interest expense, distributions, and redemptions of shares of our common stock under our share redemption program.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect to use substantially all future net operating cash flows to fund distributions to stockholders and to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, capital expenditures, the repayment of outstanding borrowings, and the redemption of shares under the share redemption program. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation) and, ideally, at significantly less than this 50% debt-to-real-estate-asset ratio. This conservative leverage goal could reduce the amount of current income we can generate for our stockholders, but it also reduces their risk of loss. We believe that preserving investor capital while generating stable current income is in the best interest of our stockholders. As of September 30, 2009, our debt-to-real-estate-asset ratio was approximately 20.2%.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future distributions paid may be lower as well. Cash flow from operations will depend significantly on the level of market rents and our tenants’ ability to make rental payments in the future. We believe that the diversity and creditworthiness of our tenant base helps to mitigate the risk of a tenant defaulting on a lease. However, general economic downturns, downturns in one or more of our core markets, or downturns in the particular industries in which our tenants operate could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of any of these situations, our cash flow and consequently our ability to meet capital needs could adversely affect our ability to pay distributions in the future.

Contractual Commitments and Contingencies

Our contractual obligations as of September 30, 2009 will become payable in the following periods (in thousands):

Contractual Obligations	Total	2009	2010-2011	2012-2013	Thereafter
Outstanding debt obligations(1)	$1,030,693	$659	$335,055	$71,750	$623,229
Capital lease obligations(2)	664,000	—	—	544,000	120,000
Purchase obligations(3)	41,782	16,262	25,520	—	—
Operating lease obligations	229,112	599	4,792	5,087	218,634

Total	$1,965,587	$17,520	$365,367	$620,837	$961,863

(1)

Amounts include principal payments only. We made interest payments, including amounts capitalized, of $33.9 million during the nine months ended September 30, 2009 and expect to pay interest in future periods on outstanding debt obligations based on the rates and terms disclosed in our Annual Report on Form 10-K for the year ended December 31, 2008 and in Note 3 to our accompanying consolidated financial statements.

(2)

Amount includes principal payments only. We made interest payments of $30.8 million during the nine months ended September 30, 2009 and expect to pay interest in future periods based on the terms disclosed in our Annual Report on Form 10-K for the year ended December 31, 2008.

(3)

Represents purchase commitments related to: (i) the Cranberry Woods Development Project of $37.9 million, of which approximately $17.7 million relates to construction overruns that are recoverable from the tenant, and (ii) the Dvintsev Business Center – Tower B of $3.9 million. (See Note 4 to our accompanying consolidated financial statements).

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods as a result of acquiring properties during the periods presented and potential future acquisitions of real estate assets.

Comparison of the three months ended September 30, 2008 versus the three months ended September 30, 2009

Rental income and tenant reimbursements remained relatively consistent at approximately $107.0 million and $27.5 million, respectively, for the three months ended September 30, 2008 as compared to approximately $106.7 million and $25.5 million, respectively, for the three months ended September 30, 2009. Absent changes to the leases currently in place at our properties and future real estate acquisitions, rental income and tenant reimbursements are expected to remain relatively consistent in future periods, as compared to historical periods.

Property operating costs decreased from approximately $43.6 million for the three months ended September 30, 2008 to approximately $42.6 million for the three months ended September 30, 2009, primarily due to lower utility costs at our properties, partially offset by the expiration of property tax abatements for the Key Center Complex assumed at acquisition effective January 1, 2009. Absent future real estate acquisitions, future property operating costs are expected to remain at a level similar to that experienced in the third quarter of 2009.

Hotel income, net of hotel operating costs, decreased from approximately $1.9 million for the three months ended September 30, 2008 to approximately $1.1 million for the three months ended September 30, 2009 due to deterioration in local economic conditions, which led to decreased demand for rooms and, as a result, prompted us to lower room rates. Future hotel income, net of hotel operating costs, is expected to be driven primarily by future changes in local economic conditions in Cleveland, Ohio.

Asset and property management fees decreased slightly from approximately $10.3 million for the three months ended September 30, 2008 to approximately $9.5 million for the three months ended September 30, 2009 due to a reduction in the rate at which asset management fees are incurred effective October 2008, partially offset by growth in the portfolio. Absent future property acquisitions and changes to the leases currently in place at our properties, asset and property management fees are expected to remain at a level similar to that experienced in the third quarter of 2009.

Depreciation increased from approximately $21.1 million for the three months ended September 30, 2008 to approximately $28.3 million for the three months ended September 30, 2009, primarily as a result of recognizing depreciation for a full period on properties acquired in 2008 and in the second quarter of 2009, capital expenditures at our existing properties, and reserving tenant-specific assets as a result of lease restructuring activities in the third quarter of 2009. Absent the impact of current period or future period reserves of tenant-specific assets, depreciation is expected to continue to increase in future periods, as compared to historical periods, as a result of ongoing capital improvements at our properties.

Amortization remained relatively consistent at $31.8 million for the three months ended September 30, 2008 as compared to $31.0 million for the three months ended September 30, 2009. Absent future property acquisitions and changes to the leases currently in place at our properties, amortization is expected to remain at a level similar to that experienced in the third quarter of 2009.

General and administrative expenses increased from approximately $5.2 million for the three months ended September 30, 2008 to approximately $8.0 million for the three months ended September 30, 2009, primarily due to bad debt expense incurred in connection with reserving tenant receivables that are currently in dispute and being actively pursued for collection. Absent bad debt expense, general and administrative expenses are expected to remain at a level similar to that experienced in the third quarter of 2009 in the near term.

Effective January 1, 2009, as required under GAAP, we began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor Wells Capital, Inc. (“Wells Capital”), as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions.

Interest expense remained relatively consistent at approximately $24.3 million for the three months ended September 30, 2008 as compared to approximately $23.7 million for the three months ended September 30, 2009. Future levels of interest expense will depend largely upon the timing and availability of opportunities to acquire real estate assets consistent with our investment objectives, the level of additional proceeds that we are able to raise under our public offerings, our ability to secure financings or re-financings, and changes in market interest rates.

Interest and other income remained relatively consistent at approximately $9.9 million for the three months ended September 30, 2008 as compared to approximately $10.3 million for the three months ended September 30, 2009. Interest earned on the investments in development authority bonds is entirely offset by interest expense incurred on corresponding capital leases. Absent interest income earned on investments in development authority bonds, future levels of interest income will vary primarily based on differences in the pace at which capital is raised in our public offerings and the pace at which such capital is invested in real estate assets or used to repay borrowings.

We recognized losses on interest rate swaps that do not qualify for hedge accounting treatment of $6.4 million for the three months ended September 30, 2008, as compared to $7.3 million for the three months ended September 30, 2009. Gains (losses) on interest rate swaps are prompted by changes in the economic outlook for the market interest rates to which the respective swap agreements are indexed. The loss recognized in the third quarter of 2009 is reflective of a decline in the expectation for future market interest rates. We expect future gains (losses) on interest rate swaps to continue to fluctuate based on changes in the economic outlook for future market interest rates.

Net income (loss) attributable to our common stockholders decreased from $4.2 million, or $0.01 per share, for the three months ended September 30, 2008 to $(9.6) million, or $(0.02) per share, for the three months ended September 30, 2009, primarily as a result of writing off tenant-specific assets related to lease restructuring activities and expensing acquisition-related costs for the first time in 2009. Absent the impact of lease restructuring activities and gains (losses) on interest rate swaps, we expect future net income to remain at similar levels in the near term. Should the recent decline in the U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in-place at our properties may suffer and could lead to a decline in net income over the long term.

Comparison of the nine months ended September 30, 2008 versus the nine months ended September 30, 2009

Rental income increased from approximately $295.3 million for the nine months ended September 30, 2008 to approximately $321.1 million for the nine months ended September 30, 2009, primarily as a result of recognizing rental income from properties acquired in 2008 for the full period in 2009. Absent changes to the leases currently in place at our properties and future real estate acquisitions, rental income and tenant reimbursements are expected to remain relatively consistent in future periods, as compared to historical periods.

Tenant reimbursements remained relatively consistent at approximately $77.3 million for the nine months ended September 30, 2008 as compared to $77.7 million for the nine months ended September 30, 2009. Absent changes to the leases currently in place at our properties and future acquisitions, future tenant reimbursements are expected to remain at a level similar to current tenant reimbursements.

Property operating costs increased from approximately $122.9 million for the nine months ended September 30, 2008 to approximately $127.5 million for the nine months ended September 30, 2009, primarily due to the expiration of property tax abatements for the Key Center Complex assumed at acquisition effective January 1, 2009 and growth in the portfolio. Absent future real estate acquisitions, future property operating costs are expected to remain at a level similar to current property operating costs.

Hotel income, net of hotel operating costs, decreased from approximately $4.7 million for the nine months ended September 30, 2008 to approximately $2.9 million for the nine months ended September 30, 2009 due to deterioration in local economic conditions, which led to decreased demand for rooms and, as a result, prompted us to lower room rates. Future hotel income, net of hotel operating costs, is expected to be driven primarily by future changes in local economic conditions in Cleveland, Ohio.

Asset and property management fees decreased from approximately $29.4 million for the nine months ended September 30, 2008 to approximately $28.3 million for the nine months ended September 30, 2009 due to a reduction in the rate of asset management fees effective October 2008, partially offset by growth in the portfolio. Absent future property acquisitions, future asset and property management fees are expected to remain at a level similar to current asset and property management fees.

Depreciation increased from approximately $57.4 million for the nine months ended September 30, 2008 to approximately $73.0 million for the nine months ended September 30, 2009, primarily as a result of recognizing depreciation for a full period on properties acquired in the second and third quarters of 2008, capital expenditures at our existing properties, and reserving tenant-specific assets as a result of lease restructuring activities in the third quarter of 2009. Absent the impact of current period or future period reserves of tenant-specific assets, depreciation is expected to continue to increase in future periods, as compared to historical periods, due to ongoing capital improvements to our properties.

Amortization remained relatively consistent at $91.1 million for the nine months ended September 30, 2008 as compared to approximately $91.3 million for the nine months ended September 30, 2009. Absent future property acquisitions and changes to the leases currently in place at our properties, future amortization is expected to remain at a level similar to current amortization.

General and administrative expenses increased from approximately $17.4 million for the nine months ended September 30, 2008 to approximately $24.0 million for the nine months ended September 30, 2009, primarily due to costs incurred in connection with a prospective acquisition that did not close and bad debt expense incurred in connection with reserving tenant receivables that are currently in dispute and being actively pursued for collection. Absent bad debt expense, future general and administrative expenses are expected to remain at a level similar to current general and administrative expenses.

Effective January 1, 2009, as required under GAAP, we began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor Wells Capital, as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions.

Interest expense increased from approximately $55.8 million for the nine months ended September 30, 2008 to approximately $68.9 million for the nine months ended September 30, 2009, primarily due to incurring interest for a full period on capital leases assumed in connection with properties acquired in the second and third quarters of 2008, which is entirely offset by interest income earned on corresponding investments in development authority bonds. The increase due to capital leases is partially offset by lower interest expense due to lower outstanding balances on the Wachovia Line of Credit and term loan. Absent interest expense incurred on capital leases, future levels of interest expense will depend largely upon the timing and availability of opportunities to acquire real estate assets consistent with our investment objectives, the level of additional proceeds that we are able to raise under our public offerings, our ability to secure financings or re-financings, and changes in market interest rates.

Interest and other income increased from approximately $15.9 million for the nine months ended September 30, 2008 to approximately $30.9 million for the nine months ended September 30, 2009, primarily due to interest earned on investments in development authority bonds. The interest earned on the investments in development authority bonds is entirely offset by interest expense incurred on corresponding capital leases. Absent interest income earned on investments in development authority bonds, future levels of interest income will vary, primarily based on differences in the pace at which capital is raised in our public offerings and the pace at which such capital is invested in real estate assets or used to repay borrowings.

We recognized a gain on early extinguishment of debt of approximately $3.0 million for the nine months ended September 30, 2008 in connection with accepting an offer from the lender to pay $14.5 million of the Key Center Complex mortgage notes for approximately $11.5 million in advance of the stated maturity date.

We recognized a loss on interest rate swaps that do not qualify for hedge accounting treatment of $7.0 million for the nine months ended September 30, 2008, as compared to a gain of $9.8 million for the nine months ended September 30, 2009 due to changes in the economic outlook for the market interest rates to which the respective swap agreements are indexed. We expect future gains (losses) on interest rate swaps to continue to fluctuate based on changes in the economic outlook for future market interest rates.

Net income (loss) attributable to our common stockholders was materially unchanged at $14.6 million, or $0.04 per share, for the nine months ended September 30, 2008 and $14.0 million, or $0.03 per share, for the nine months ended September 30, 2009. An increase in expenses related to lease restructuring activities and expenses incurred in connection with a prospective acquisition that did not close are largely offset by the impact of recognizing a $9.8 million gain on interest rate swaps for the nine months ended September 30, 2009, as compared to a $(7.0) million loss on interest rate swaps for the nine months ended September 30, 2008. Absent the impact of lease restructuring activities and fluctuations in gains (losses) on interest rate swaps, we expect future net income to remain at similar levels in the near term. Should the recent decline in the U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in-place at our properties may suffer and could lead to a decline in net income over the long term.

Distributions

The amount of distributions that we pay to our common stockholders is determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity and the annual distribution requirements necessary to maintain our status as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

When evaluating the amount of cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as presented in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As required by GAAP, effective January 1, 2009, we began to expense all acquisition-related costs as incurred. As provided in the prospectuses for our public offerings, acquisition-related costs have been and will continue to be funded with cash generated from the sale of common stock in our public offering and, therefore, will not utilize cash generated from operations.

Acquisition-related costs include acquisition fees payable to our advisor (see Note 6 to our accompanying consolidated financial statements), customary third-party costs, such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs, and other miscellaneous costs directly related to our investments in real estate, such as the payment made to settle a foreign currency exchange contract related to our acquisition of an office property in Moscow, Russia. During the three and nine months ended September 30, 2009, we recognized acquisition-related costs of $3.3 million and $23.9 million, respectively.

During the nine months ended September 30, 2009, we paid total distributions to common stockholders, including amounts reinvested in our common stock, of $206.1 million. During this period, we generated net cash from operating activities of $167.8 million, which has been reduced for acquisition-related costs of $23.9 million that were funded with cash generated from the sale of common stock under our public offerings. The remaining $14.4 million of distributions paid to common stockholders in the nine months ended September 30, 2009 were funded with cumulative operating cash flows generated in prior periods.

On September 1, 2009, our board of directors declared distributions for stockholders of record from September 16, 2009 through December 15, 2009 in an amount equal to an annualized distribution of $0.60 per share, which is consistent with the prior periods presented in this supplement on a per-share basis. We expect that the cash distributions paid to stockholders, net of dividends reinvested, will be entirely funded from net cash generated by operating activities for this period. We expect to pay this distribution in December 2009.

We expect to use substantially all of our future operating cash flow, after payments for certain capital expenditures, to pay distributions to stockholders. Timing differences exist between acquiring properties and raising capital and between making operating payments and collecting operating receipts. Accordingly, we may be required to borrow funds or use offering proceeds to meet our distribution payment schedule from time to time. Our primary focus, however, is to continue to maintain the quality of our portfolio and to provide current income to our investors. Thus, we may opt to lower the distribution rate rather than to compromise that quality or to accumulate significant borrowings to meet a distribution level higher than our operations would support. We continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future distribution projections.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells Real Estate Investment Trust II, Inc. that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform certain additional, non-customary services for tenants of our buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets in 2009 (20% of our total assets in 2008). Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of future cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of September 30, 2009 and December 31, 2008, we had the following gross intangible in-place lease assets and liabilities (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
September 30, 2009	$153,791	$564,377	$491,450	$150,660

December 31, 2008	$153,342	$570,354	$495,249	$150,923

For the nine months ended September 30, 2009 and the year ended December 31, 2008, we recognized the following amortization of intangible lease assets and liabilities (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the nine months ended September 30, 2009	$13,534	$48,341	$38,423	$10,917

For the year ended December 31, 2008	$19,692	$67,535	$50,210	$14,004

The remaining net intangible assets and liabilities as of September 30, 2009 will be amortized as follows (in thousands):

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ending December 31, 2009	$4,279	$15,435	$12,508	$3,577
For the years ending December 31:
2010	17,089	60,557	49,527	14,336
2011	14,084	52,176	45,532	14,096
2012	10,416	43,793	40,303	13,498
2013	8,497	38,116	37,194	13,193
Thereafter	23,045	127,253	132,369	46,482

	$77,410	$337,330	$317,433	$105,182

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and we are required to write-off the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In the event that the discounted cash flows of the original in-place lease stream do not exceed the discounted modified in-place lease stream, we adjust the carrying value of the intangible lease assets to the discounted cash flows and recognize an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessee

In-place ground leases where we are the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases. We had a gross below-market lease asset of approximately $110.7 million as of September 30, 2009 and December 31, 2008, and recognized amortization of this asset of approximately $1.6 million for the nine months ended September 30, 2009 and approximately $2.1 million for the year ended December 31, 2008.

As of September 30, 2009, the remaining net below-market lease asset will be amortized as follows (in thousands):

For the year ending December 31:
2009	$517
2010	2,069
2011	2,069
2012	2,069
2013	2,069
Thereafter	97,623

$106,416

Related Parties

Transactions and Agreements

We have entered into agreements with our advisor, Wells Capital, and its affiliates, whereby we pay certain fees and reimbursements to Wells Capital or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 6 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Legal Action Against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. (“Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President and the Chairman of our Board of Directors; Wells Capital, our advisor; Wells Management Company, Inc. (“Wells Management”), our property manager; certain affiliates of Wells Real Estate Funds, Inc. (“WREF”); the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007. The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the Securities and Exchange Commission (“SEC”) on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the Court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont

REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised defenses to the second amended complaint. On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009. On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009. The parties are presently engaged in expert discovery. Mr. Wells, Wells Capital, and Wells Management intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 4 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	property under construction;

•	obligations under operating leases;

•	obligations under capital leases;

•	commitments under existing lease agreements; and

•	litigation.

Subsequent Events

We evaluate subsequent events in conjunction with the preparation of consolidated financial statements and notes thereto. Refer to Note 8 of our accompanying consolidated financial statements for specific disclosures.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per-share amounts)

	(Unaudited) September 30, 2009	December 31, 2008
Assets:
Real estate assets, at cost:
Land	$553,347	$552,698
Buildings and improvements, less accumulated depreciation of $291,004 and $218,866 as of September 30, 2009 and December 31, 2008, respectively	3,009,846	2,921,441
Intangible lease assets, less accumulated amortization of $307,684 and $249,079 as of September 30, 2009 and December 31, 2008, respectively	521,156	585,289
Construction in progress	74,749	97,764

Total real estate assets	4,159,098	4,157,192
Cash and cash equivalents	70,955	86,334
Tenant receivables, net of allowance for doubtful accounts of $2,888 and $506 as of September 30, 2009 and December 31, 2008, respectively	96,310	89,233
Prepaid expenses and other assets	29,222	73,727
Deferred financing costs, less accumulated amortization of $3,151 and $2,023 as of September 30, 2009 and December 31, 2008, respectively	5,851	5,019
Intangible lease origination costs, less accumulated amortization of $174,017 and $138,904 as of September 30, 2009 and December 31, 2008, respectively	317,433	356,345
Deferred lease costs, less accumulated amortization of $9,818 and $6,091 as of September 30, 2009 and December 31, 2008, respectively	42,379	42,924
Investment in development authority bonds	664,000	664,000

Total assets	$5,385,248	$5,474,774

Liabilities:
Lines of credit and notes payable	$1,030,693	$1,268,522
Accounts payable, accrued expenses, and accrued capital expenditures	105,071	130,299
Due to affiliates	3,732	9,670
Distributions payable	11,883	11,559
Deferred income	28,664	31,028
Intangible lease liabilities, less accumulated amortization of $45,478 and $34,778 as of September 30, 2009 and December 31, 2008, respectively	105,182	116,145
Obligations under capital leases	664,000	664,000

Total liabilities	1,949,225	2,231,223
Commitments and Contingencies (Note 4)	—	—
Redeemable Common Stock	724,456	661,340
Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; 484,455,033 and 442,009,370 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	4,845	4,420
Additional paid-in capital	4,322,843	3,943,266
Cumulative distributions in excess of earnings	(887,149)	(694,751)
Redeemable common stock	(724,456)	(661,340)
Other comprehensive loss	(9,838)	(14,812)

Total Wells Real Estate Investment Trust II, Inc. stockholders’ equity	2,706,245	2,576,783
Noncontrolling interests	5,322	5,428

Total equity	2,711,567	2,582,211

Total liabilities, redeemable common stock, and equity	$5,385,248	$5,474,774

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

	(Unaudited) Three months ended September 30,		(Unaudited) Nine months ended September 30,
	2009	2008	2009	2008
Revenues:
Rental income	$106,726	$106,981	$321,094	$295,301
Tenant reimbursements	25,508	27,548	77,673	77,336
Hotel income	5,518	6,532	15,495	17,728
Other property income	514	187	994	955

	138,266	141,248	415,256	391,320
Expenses:
Property operating costs	42,578	43,585	127,465	122,942
Hotel operating costs	4,375	4,626	12,561	13,073
Asset and property management fees:
Related-party	8,400	9,265	25,172	26,256
Other	1,052	1,065	3,114	3,122
Depreciation	28,330	21,070	73,030	57,413
Amortization	31,014	31,838	91,271	91,064
General and administrative	7,988	5,190	24,009	17,434
Acquisition fees and expenses	3,310	—	15,706	—

	127,047	116,639	372,328	331,304

Real estate operating income	11,219	24,609	42,928	60,016
Other income (expense):
Interest expense	(23,697)	(24,302)	(68,913)	(55,787)
Interest and other income	10,285	9,919	30,926	15,920
Gain (loss) on foreign currency exchange contract	—	464	(582)	(841)
Gain on early extinguishment of debt	—	—	—	2,971
Gain (loss) on interest rate swaps	(7,299)	(6,356)	9,812	(6,995)

	(20,711)	(20,275)	(28,757)	(44,732)

Income (loss) before income tax expense	(9,492)	4,334	14,171	15,284
Income tax expense	(146)	(251)	(69)	(740)

Net income (loss)	$(9,638)	$4,083	$14,102	$14,544

Less: Net (income) loss attributable to noncontrolling interests	(12)	67	(115)	91

Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	$(9,650)	$4,150	$13,987	$14,635

Per share information – basic and diluted:
Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	$(0.02)	$0.01	$0.03	$0.04

Weighted-average common shares outstanding – basic and diluted	474,700	417,192	460,223	397,873

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(in thousands, except per-share amounts)

	Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc.	Noncontrolling Interests	Total Equity
	Shares	Amount					Stockholders’ Equity
Balance, December 31, 2008	442,009	$4,420	$3,943,266	$(694,751)	$(661,340)	$(14,812)	$2,576,783	$5,428	$2,582,211
Issuance of common stock	49,895	499	498,447	—	—	—	498,946	—	498,946
Redemptions of common stock	(7,449)	(74)	(70,940)	—	—	—	(71,014)	—	(71,014)
Increase in redeemable common stock	—	—	—	—	(63,116)	—	(63,116)	—	(63,116)
Distributions to common stockholders ($0.45 per share)	—	—	—	(206,385)	—	—	(206,385)	—	(206,385)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(221)	(221)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(41,398)	—	—	—	(41,398)	—	(41,398)
Other offering costs	—	—	(6,532)	—	—	—	(6,532)	—	(6,532)
Components of comprehensive income:
Net income attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	13,987	—	—	13,987	—	13,987
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	115	115
Foreign currency translation adjustment	—	—	—	—	—	251	251	—	251
Market value adjustment to interest rate swap	—	—	—	—	—	4,723	4,723	—	4,723

Comprehensive income	—	—	—	—	—	—	18,961	115	19,076

Balance, September 30, 2009	484,455	$4,845	$4,322,843	$(887,149)	$(724,456)	$(9,838)	$2,706,245	$5,322	$2,711,567

	Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc.	Noncontrolling Interests	Total Equity
	Shares	Amount					Stockholders’ Equity
Balance, December 31, 2007	371,510	$3,715	$3,311,895	$(427,857)	$(596,464)	$(3,369)	$2,287,920	$3,073	$2,290,993
Issuance of common stock	64,574	646	645,091	—	—	—	645,737	—	645,737
Redemptions of common stock	(8,482)	(85)	(79,190)	—	—	—	(79,275)	—	(79,275)
Increase in redeemable common stock	—	—	—	—	(71,317)	—	(71,317)	—	(71,317)
Contribution from minority interest partners in consolidated joint venture	—	—	—	—	—	—	—	5,346	5,346
Assumption of minority interest in consolidated joint venture	—	—	—	—	—	—	—	(800)	(800)
Distributions to common stockholders ($0.45 per share)	—	—	—	(178,344)	—	—	(178,344)	—	(178,344)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(76)	(76)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(55,898)	—	—	—	(55,898)	—	(55,898)
Other offering costs	—	—	(6,801)	—	—	—	(6,801)	—	(6,801)
Components of comprehensive income:
Net income attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	14,635	—	—	14,635	—	14,635
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	(91)	(91)
Foreign currency translation adjustment	—	—	—	—	—	(51)	(51)	—	(51)
Market value adjustment to interest rate swap	—	—	—	—	—	(1,424)	(1,424)	—	(1,424)

Comprehensive income (loss)	—	—	—	—	—	—	13,160	(91)	13,069

Balance, September 30, 2008	427,602	$4,276	$3,815,097	$(591,566)	$(667,781)	$(4,844)	$2,555,182	$7,452	$2,562,634

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	(unaudited) Nine Months Ended September 30,
	2009	2008
Cash Flows from Operating Activities:
Net income	$14,102	$14,544
Adjustments to reconcile net income to net cash provided by operating activities:
Straight-line rental income	(7,312)	(11,706)
Depreciation	73,030	57,413
Amortization	98,942	97,756
(Gain) loss on interest rate swaps	(16,374)	5,881
Remeasurement gain on foreign currency	(49)	—
Loss on foreign currency exchange contract	582	841
Noncash interest expense	12,778	11,061
Gain on early extinguishment of debt	—	(2,971)
Changes in assets and liabilities:
Decrease (increase) in tenant receivables, net	1,073	(1,422)
Decrease (increase) in prepaid expenses and other assets	2,757	(3,322)
(Decrease) increase in accounts payable and accrued expenses	(4,811)	7,267
Decrease in due to affiliates	(4,510)	(6,277)
(Decrease) increase in deferred income	(2,364)	10,037

Net cash provided by operating activities	167,844	179,102
Cash Flows from Investing Activities:
Investment in real estate and related deposits	(104,466)	(853,430)
Release of escrowed funds	—	18,848
Acquisition fees paid	—	(14,313)
Deferred lease costs paid	(3,713)	(13,137)

Net cash used in investing activities	(108,179)	(862,032)
Cash Flows from Financing Activities:
Deferred financing costs paid	(3,329)	(2,622)
Proceeds from lines of credit and notes payable	294,206	797,222
Repayments of lines of credit and notes payable	(542,551)	(437,513)
Distributions paid to noncontrolling interests	(221)	(76)
Issuance of common stock	493,287	639,963
Redemptions of common stock	(67,112)	(79,029)
Distributions paid to stockholders	(91,439)	(73,494)
Distributions paid to stockholders and reinvested in shares of our common stock	(114,622)	(104,046)
Commissions on stock sales and related dealer-manager fees paid	(35,664)	(50,722)
Other offering costs paid	(8,035)	(8,674)

Net cash (used in) provided by financing activities	(75,480)	681,009

Net decrease in cash and cash equivalents	(15,815)	(1,921)
Effect of foreign exchange rate on cash and cash equivalents	436	(24)
Cash and cash equivalents, beginning of period	86,334	47,513

Cash and cash equivalents, end of period	$70,955	$45,568

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(unaudited)

1. Organization

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II’s direct and indirect subsidiaries. See Note 6 for a discussion of the advisory services provided by Wells Capital.

As of September 30, 2009, Wells REIT II owned controlling interests in 65 office properties, one industrial property, and one hotel, which include 85 operational buildings. These properties are comprised of approximately 20.6 million square feet of commercial space and are located in 23 states, the District of Columbia, and Moscow, Russia. Of these properties, 63 are wholly owned and four are owned through consolidated joint ventures. As of September 30, 2009, the operational office and industrial properties were approximately 96.6% leased.

On December 1, 2003, Wells REIT II commenced an offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II’s dividend reinvestment plan (“DRP”), pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933 (the “Initial Public Offering”). Except for continuing to offer shares for sale through its DRP, Wells REIT II stopped offering shares for sale under the Initial Public Offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under the Initial Public Offering, including shares sold under the DRP through March 2006. On November 10, 2005, Wells REIT II commenced an offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II’s DRP, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933 (the “Follow-On Offering”). On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the Follow-On Offering and 174.4 million unsold shares related to the DRP originally registered under the Initial Public Offering. Wells REIT II raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares under the Follow-On Offering, including shares sold under the DRP through November 2008.

On July 9, 2007, Wells REIT II filed a Registration Statement on Form S-11 with the Securities and Exchange Commission (“SEC”) to register a third public offering of up to 375.0 million shares of common stock (the “Third Offering”). Pursuant to the Third Offering registration statement, as amended, Wells REIT II is currently offering up to 300.0 million shares of common stock in a primary offering for $10 per share, with discounts available to certain categories of purchasers. Wells REIT II is also offering up to 75.0 million shares pursuant to its DRP at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of its common stock. The Third Offering registration statement was declared effective by the SEC on October 1, 2008. Wells REIT II stopped offering shares for sale under the Follow-On Offering on November 10, 2008 and began accepting subscriptions under the Third Offering on November 11, 2008. As of September 30, 2009, Wells REIT II had raised gross offering proceeds of approximately $0.6 billion from the sale of approximately 60.9 million shares under the Third Offering, including shares sold under the DRP.

As of September 30, 2009, Wells REIT II had raised gross offering proceeds from the sale of common stock under the Initial Public Offering, the Follow-On Offering, and the Third Offering of approximately $5.2 billion. After deductions from such gross offering proceeds for payments of acquisition fees of approximately $102.5 million, selling commissions and dealer-manager fees of approximately $465.2 million, other organization and offering expenses of approximately $69.3 million, and common stock redemptions paid pursuant to our share redemption program of approximately $312.2 million, Wells REIT II had received aggregate net offering proceeds of approximately $4.2 billion. Substantially all of Wells REIT II’s net offering proceeds have been invested in real properties and related assets. As of September 30, 2009, approximately 255.0 million shares remain available for sale to the public under the Third Offering, exclusive of shares available under the DRP.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that in the event Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells REIT II have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year’s results. Wells REIT II’s consolidated financial statements include the accounts of Wells REIT II, Wells OP II, and any variable interest entity in which Wells REIT II or Wells OP II was deemed the primary beneficiary. For further information, refer to the financial statements and footnotes included in Wells REIT II’s Annual Report on Form 10-K for the year ended December 31, 2008.

Interest Rate Swap Agreements

Wells REIT II enters into interest rate swap contracts to mitigate its interest rate risk on the related financial instruments. Wells REIT II does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells REIT II records the fair value of its interest rate swaps either as prepaid expenses and other assets or as accounts payable, accrued expenses, and accrued capital expenditures. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of a hedge, if any, is recognized currently in earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swaps. Amounts received or paid under interest rate swap agreements are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment. For the three and nine months ended September 30, 2009, net payments of $2.3 million and $6.6 million, respectively, are included in gain (loss) on interest rate swaps for interest rate swap agreements that do not qualify for hedge accounting treatment. For additional information about interest rate swap contracts that Wells REIT II has outstanding, see Fair Value Measurements on page 10 and Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Contract

On October 2, 2007, Wells REIT II entered into a foreign currency exchange contract to hedge its exposure to fluctuations in the U.S. dollar to Russian rouble exchange rate in connection with a Russian rouble denominated contract to purchase Dvintsev Business Center – Tower B upon completion of construction. The foreign currency exchange contract was indexed against a requirement to purchase 802.4 million Russian roubles at a fixed price of $0.04 per Russian rouble. As of December 31, 2008, Wells REIT II estimated the fair value of this contract equal to a liability of approximately $7.6 million, which is included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets. This contract was settled on April 1, 2009 for a payment of approximately $8.2 million to the counterparty.

Foreign Currency Measurement

Effective July 1, 2009 and commensurate with our first full quarter of ownership of the Dvintsev property, Wells REIT II’s Russian subsidiary changed its functional currency from the Russian rouble to the U.S. dollar and, accordingly, began to maintain its books and records in U.S. dollars instead of in Russian roubles. Gains or losses may result from remeasuring cash or debt denominated in currencies other than our functional currency, and from transactions executed in currencies other than our functional currency due to a difference in the exchange rate in place when the transaction is initiated and the exchange rate in place when the transaction is settled. Such remeasurement gains or losses are included in general and administrative expenses in the accompanying consolidated statements of operations.

Prior to July 1, 2009, Wells REIT II’s Russian subsidiary used the Russian rouble as its functional currency and, accordingly, maintained its books and records in Russian roubles. During this period, Wells REIT II’s Russian subsidiary translated its assets and liabilities into U.S. dollars at the exchange rate in place as of the balance sheet date, and translated its revenues and expenses into U.S. dollars at the average exchange rate for the periods presented. Net exchange gains or losses resulting from the translation of these financial statements from Russian roubles to U.S. dollars were recorded in other comprehensive loss in the accompanying consolidated statements of equity through June 30, 2009.

Fair Value Measurements

Wells REIT II estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures, which became effective for financial assets and liabilities on January 1, 2008. Under this standard, fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would consider.

The following table presents information about Wells REIT II’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements as of September 30, 2009					Fair Value Measurements as of December 31, 2008
	Total	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3
Liabilities:
Interest rate swaps(1)	$44,281	$—	$44,281	(2)	$—	$65,378	$—	$65,378	(3)	$—
Foreign currency exchange contract						$7,638	$—	$7,638	(4)	$—

(1)

Wells REIT II has applied the provisions of the accounting standard for fair value measurements and disclosures to record its interest rate swaps at fair value. The valuation of the interest rate swaps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

(2)

This balance represents $34,360 of interest rate swaps that do not qualify for hedge accounting treatment and $9,921 of interest rate swaps that do qualify for cash flow hedge accounting treatment. Wells REIT II records the fair value of these interest rate swaps in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

(3)

This balance represents $50,734 of interest rate swaps that do not qualify for hedge accounting treatment and $14,644 of interest rate swaps that do qualify for cash flow hedge accounting treatment. Wells REIT II records the fair value of these interest rate swaps in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

(4)	The foreign currency exchange contract was settled on April 1, 2009 for a payment of approximately $8.2 million to the counterparty.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells REIT II and is organized as a Delaware limited liability company and operates, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform certain additional, noncustomary services for tenants of its buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT, Wells REIT II must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells REIT II for 2009 (20% of the value of the total assets of Wells REIT II for 2008). Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Wells REIT II records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

Accounting Adjustment

Wells REIT II adjusted the basis of its foreign currency exchange contract to fair value based on estimates provided by the counterparty to the contract. During the period from October 2007 through June 2008, the estimates provided by the counterparty were incorrect. Thus, Wells REIT II recorded a gain in the third quarter of 2008 of approximately $3.5 million to correct the cumulative losses previously reported. As a result, net income is overstated by $3.5 million for the three months ended September 30, 2008 and by $0.9 million for the nine months ended September 30, 2008. Wells REIT II believes that these overstatements of net income are not material to Wells REIT II’s consolidated financial statements for any of the periods presented. In making this assessment, Wells REIT II has considered qualitative and quantitative factors, including the noncash nature of this activity and Wells REIT II’s substantial equity balances at the end of the periods affected.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period financial statement presentation. Pursuant to the accounting standard for consolidations, effective January 1, 2009, Wells REIT II reclassified its minority interest balances, a component of mezzanine equity, to noncontrolling interests, a component of permanent equity, for all periods presented. Therefore, for all periods presented, net income (loss) includes income attributable to the noncontrolling interests; whereas, net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc. does not.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). SFAS 168 requires that the FASB Codification (“Codification”) become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a significant impact on the Wells REIT II consolidated financial statements or disclosures.

Effective January 1, 2009, pursuant to the accounting standard for business combinations, Wells REIT II began to expense transaction costs as incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor Wells Capital, and to record pre-acquisition contingencies and purchase price contingencies at fair value as of the acquisition date. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions.

3. Lines of Credit and Notes Payable

As of September 30, 2009 and December 31, 2008, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	September 30, 2009	December 31, 2008
Wachovia Line of Credit	$150,000	$300,000
222 E. 41st Street Building mortgage note	150,575	142,850
100 East Pratt Street Building mortgage note	105,000	105,000
Wildwood Buildings mortgage note	90,000	90,000
5 Houston Center Building mortgage note	90,000	90,000
Manhattan Towers Building mortgage note	75,000	75,000
80 Park Plaza Building mortgage note	56,041	53,323
263 Shuman Boulevard Building mortgage note	49,000	49,000
800 North Frederick Building mortgage note	46,400	46,400
One West Fourth Street Building mortgage note	43,859	45,174
SanTan Corporate Center mortgage note	39,000	39,000
Highland Landmark Building mortgage note	33,840	33,840
Three Glenlake Building mortgage note	25,336	25,121
One and Four Robbins Road Buildings mortgage note	23,000	23,000
215 Diehl Road Building mortgage note	21,000	21,000
1580 West Nursery Road Buildings mortgage note	19,994	20,604
Bank Zenit loan (11.61%)	6,666	6,828
Bank Zenit loan (14.00%)	5,982	2,382
Wachovia Term Loan	—	100,000

Total indebtedness	$1,030,693	$1,268,522

On May 7, 2009, Wells REIT II amended and restated the credit facility that it entered into with a syndicate of banks led by Wachovia/Wells Fargo in May 2005 to allow Wells REIT II to borrow up to $245.0 million under a one-year, unsecured revolving credit agreement (the “Wachovia Line of Credit”).

The amended and restated credit facility provides for interest costs to be incurred based on, at the option of Wells REIT II, the London Interbank Offered Rate (“LIBOR”) for 7- or 30-day periods, which is subject to a 2.00% floor, plus an applicable margin ranging from 3.00% to 3.75% (the “LIBOR Indexed Rate”) or at the floating base rate, plus an applicable margin ranging from 2.00% to 2.75% (the “Base Indexed Rate”). The base rate for any day is the greatest of the lenders’ prime rate, as defined, for such day, the federal funds rate for such day plus 0.50%, and the one-month adjusted eurodollar rate, which is also subject to a 2.00% floor, for such day plus 1.00%. The margin component of the LIBOR Indexed Rate and the Base Indexed Rate is based on the ratio of Wells REIT II’s debt to total asset value, as defined. As of September 30, 2009 and December 31, 2008, Wells REIT II incurred interest on the Wachovia Line of Credit at a rate of 5.25% per annum and 1.22% per annum, respectively.

Under the amended and restated Wachovia Line of Credit, accrued interest is payable in arrears on the first day of each calendar month. Wells REIT II is required to repay all outstanding principal balances and accrued interest on May 7, 2010. Wells REIT II may repay and close the Wachovia Line of Credit at any time without premium or penalty; however, fees are incurred at a rate of 0.35% of the available capacity for the entire time the credit agreement is in effect.

In addition, the amended and restated Wachovia Line of Credit contains, among others, the following restrictive covenants:

•	limits the ratio of debt to total asset value, as defined, to 50% or less at all times;

•	limits the ratio of secured debt to total asset value, as defined, to 40% or less at all times;

•	limits the ratio of unencumbered asset value, as defined, to total unsecured debt to be less than 2:1 at all times;

•	requires maintenance of certain interest and fixed-charge coverage ratios;

•	limits the ratio of secured recourse debt to total asset value, as defined, to 10% or less at all times;

•	limits the amount of the floating rate debt, as defined, to 20% of Wells REIT II’s total asset value, as defined;

•	requires maintenance of certain minimum tangible net worth balances; and

•	limits investments that fall outside Wells REIT II’s core investments of improved office and industrial properties located in the United States.

Wells REIT II may borrow up to 50% of the unencumbered asset value. Unencumbered asset value is calculated as the annualized net operating income of the lender-approved unencumbered properties owned for more than two consecutive fiscal quarters divided by 9.00%, plus the book value, computed in accordance with GAAP, of such properties acquired during the most recently ended two fiscal quarters, plus the GAAP book value of construction-in-process properties included in the lender-approved unencumbered properties.

On May 7, 2009, Wells REIT II also entered into a $50.0 million, three-month, unsecured term loan facility with Bank of America, N.A., which was scheduled to mature on August 5, 2009 and provided for interest costs to be incurred, at the option of Wells REIT II, at the LIBOR Indexed Rate or at the Base Indexed Rate, both as reset daily (the “Bank of America Term Loan”). The margin component of the LIBOR Indexed Rate and the Base Indexed Rate was based on the ratio of Wells REIT II’s debt to total asset value, as defined. Wells REIT II was required to make monthly principal payments of approximately $16.67 million, plus interest payments. Accrued interest was payable in arrears on the first day of each calendar month, upon any prepayment and at maturity. Wells REIT II could prepay the loan at any time without premium or penalty. As of July 31, 2009, the Bank of America Term Loan had been repaid in full.

As of September 30, 2009, Wells REIT II was in compliance with the restrictive covenants on our outstanding debt obligations.

During the nine months ended September 30, 2009 and 2008, Wells REIT II made interest payments, including amounts capitalized, of approximately $33.9 million and $32.3 million, respectively. During the nine months ended September 30, 2009 and 2008, Wells REIT II made interest payments, net of amounts capitalized, of approximately $31.6 million and $30.9 million, respectively.

As of September 30, 2009 and December 31, 2008, the estimated fair value of Wells REIT II’s lines of credit and notes payable was approximately $985.0 million and $1,196.2 million, respectively. Wells REIT II estimated the fair values of the Wachovia Line of Credit, the Wachovia Term Loan, and the Bank of America Term Loan by obtaining estimates for similar facilities from multiple lenders as of the respective reporting dates. The fair values of all other debt instruments were estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

4. Commitments and Contingencies

Properties Under Construction

On August 1, 2007, Wells REIT II entered into a development agreement with an unrelated third party for the purpose of constructing three interconnected office buildings comprised of approximately 824,000 rentable square feet and located in Cranberry, Pennsylvania (the “Cranberry Woods Development Project”) for approximately $194.3 million, excluding capitalized interest expense. The first phase of the Cranberry Woods Development Project was completed in May 2009. The second and final phase of the Cranberry Woods Development Project entails two structures containing approximately 400,000 rentable square feet and is estimated to be completed in 2010. Upon completion of construction, the Cranberry Woods Development Project will be 100% leased to Westinghouse Electric Company, LLC at rental rates to be determined based on total construction costs. As of September 30, 2009, Wells REIT II had incurred and capitalized costs related to the final phase of the Cranberry Woods Development Project of approximately $77.7 million and estimates incurring additional costs of approximately $20.2 million to complete the project, net of anticipated reimbursements from the tenant for construction overruns.

5 Houston Sky Bridge

In September 2008, Wells REIT II entered into a contract with the developer of a building adjacent to the 5 Houston Center Building that grants a perpetual easement between the two buildings to the developer in consideration for $12.0 million payable to Wells REIT II in two nonrefundable installments. Upon execution of the contract, Wells REIT II received the first installment of $6.0 million, which is recorded as deferred income in the accompanying consolidated balance sheets. In the fourth quarter of 2009, Wells REIT II received the second installment of $6.0 million and recognized the entire $12.0 million as income.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of September 30, 2009, no tenants have exercised such options that had not been materially satisfied.

Litigation

From time to time, Wells REIT II is party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings of which management would consider the outcome to be reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

5. Supplemental Disclosures of Noncash Investing and Financing Activities

Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2009 and 2008 (in thousands):

	Nine Months Ended September 30,
	2009	2008
Acquisition fees applied to real estate acquired	$—	$11,810	(1)

Real estate acquisitions funded with other assets	$53,663	$18,700

Assumption of investment in development authority bonds and obligations under capital leases	$—	$586,000

Fair market value of notes payable assumed upon acquisition of properties	$—	$20,842

Other liabilities assumed upon acquisition of properties	$—	$130

Noncash interest expense accruing to notes payable	$10,358	$9,545

Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$4,723	$(1,424)

Accrued capital expenditures and deferred lease costs	$10,138	$11,512

Accrued redemptions of common stock	$3,902	$—

Acquisition fees due to affiliate	$271	$224

Commissions on stock sales and related dealer-manager fees due to affiliate	$1,209	$1,302

Other offering costs due to affiliate	$712	$528

Distributions payable	$11,883	$10,514

Contribution from minority interest partner upon acquisition	$—	$5,346

Assumption of minority interest in consolidated joint venture	$—	$800

Discounts applied to issuance of common stock	$5,659	$5,774

Increase in redeemable common stock	$63,116	$71,317

(1)	Effective January 1, 2009, all acquisition fees and expenses have been expensed and are included in net cash provided by operating activities.

6. Related-Party Transactions and Agreements

Advisory Agreement

Wells REIT II and Wells Capital are party to an advisory agreement (the “Advisory Agreement”). As in effect at September 30, 2009, the Advisory Agreement provides that Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

Monthly asset management fees equal to one-twelfth of 0.625% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures is at least $6.5 billion, after which the monthly asset management fee will equal one-twelfth of 0.5% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures. However, the asset management fee related to the Lindbergh Center Buildings, which were acquired July 1, 2008, was immediately 0.5%. The amount of asset management fees paid in any three-month period is limited to 0.25% of the average of the preceding three months’ net asset value calculations less Wells REIT II’s outstanding debt;

•

Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•

For any property sold by Wells REIT II, other than part of a “bulk sale” of assets, as defined, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•

Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells REIT II are not listed on an exchange; and

•

Listing fee of 10% of the amount by which the market value of the stock plus distributions paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ prior written notice to the other. Under the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity proceeds raised. As of September 30, 2009, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the Initial Public Offering, $28.8 million related to the Follow-On Offering, and $8.7 million related to the Third Offering, which represents approximately 1.6%, 1.1%, and 1.4% of cumulative gross proceeds raised by Wells REIT II under each offering, respectively. On June 29, 2009, Wells REIT II renewed its advisory agreement in its then-existing form through July 31, 2009. On July 22, 2009, Wells REIT II amended and restated the Advisory Agreement with Wells Capital effective for a one-year period from August 1, 2009 through July 31, 2010.

Dealer-Manager Agreement

Wells REIT II is party to a dealer-manager agreement (the “Dealer-Manager Agreement”) with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers. Wells REIT II pays no commissions on shares issued under its DRP.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker dealers. Wells REIT II pays no dealer-manager fees on shares issued under its DRP.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management Company (“Wells Management”), an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•

Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the three months and nine months ended September 30, 2009 and 2008, respectively (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Commissions, net of discounts(1)(2)	$8,523	$12,828	$26,160	$36,567
Asset management fees	7,470	8,452	22,382	23,627
Acquisition fees(3)	3,297	4,438	9,867	12,799
Dealer-manager fees, net of discounts(1)	3,162	4,733	9,579	13,557
Administrative reimbursements, net(4)	3,064	2,831	8,850	8,302
Other offering costs(1)	2,040	1,886	6,532	6,801
Property management fees	930	813	2,790	2,629
Construction fees(5)	61	34	303	286

Total	$28,547	$36,015	$86,463	$104,568

(1)	Commissions, dealer-manager fees, and other offering costs are charged against equity as incurred.

(2)	Substantially all commissions were re-allowed to participating broker/dealers during the three months and nine months ended September 30, 2009 and 2008.

(3)

Effective January 1, 2009, pursuant to the accounting standard for business combinations, Wells REIT II began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor Wells Capital, as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions. In connection with adopting this accounting standard, during the nine months ended September 30, 2009, Wells REIT II wrote off approximately $3.5 million of unapplied acquisition fees related to prior periods and incurred additional acquisition fees of approximately $9.9 million related to current-period activity.

(4)

Administrative reimbursements are presented net of reimbursements from tenants of approximately $0.7 million and $0.6 million for the three months ended September 30, 2009 and 2008, respectively, and approximately $1.9 million and $1.6 million for the nine months ended September 30, 2009 and 2008, respectively.

(5)	Construction fees are capitalized to real estate assets as incurred.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the three months or nine months ended September 30, 2009 and 2008, respectively.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of September 30, 2009 and December 31, 2008 (in thousands):

	September 30, 2009	December 31, 2008
Commissions and dealer-manager fees due to WIS	$1,209	$1,134
Administrative reimbursements due to Wells Capital and/or Wells Management	1,189	2,206
Other offering cost reimbursements due to Wells Capital	712	2,215
Asset and property management fees due to Wells Capital and/or Wells Management	351	2,729
Acquisition fees due to Wells Capital	271	1,386

	$3,732	$9,670

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the property management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells REIT II and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT. As of September 30, 2009, Wells REIT II believes that WREF is generating adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and other investments necessary to meet its current and future obligations as they become due.

In addition, WREF guarantees unsecured debt held by another WREF-sponsored product that is in the start-up phase of its operations equal to approximately $23.7 million as of October 31, 2009.

7. Comprehensive Income (Loss)

The detail of comprehensive income (loss) is provided below for the three and nine months ended September 30, 2009 and September 30, 2008 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net income (loss)	$(9,638)	$4,083	$14,102	$14,544

Foreign currency translation adjustment	—	(40)	251	(51)
Market value adjustment to interest rate swap	(1,517)	(1,282)	4,723	(1,424)

Comprehensive income (loss)	(11,155)	2,761	19,076	13,069

Less: Comprehensive (income) loss attributable to noncontrolling interests	(12)	67	(115)	91

Comprehensive income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	$(11,167)	$2,828	$18,961	$13,160

8. Subsequent Events

Wells REIT II has evaluated subsequent events in conjunction with the preparation of consolidated financial statements and notes thereto included in its report on Form 10-Q for the period from October 1, 2009 through November 12, 2009, the date of its filing with the SEC. In addition to the items disclosed in the preceding footnotes, from October 1, 2009 through October 31, 2009, Wells REIT II raised approximately $44.7 million through the issuance of approximately 4.5 million shares of common stock under the Third Offering. As of October 31, 2009, approximately 250.5 million shares remained available for sale to the public under the Third Offering, exclusive of shares available under the DRP.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 30, 2009, supplement no. 1 dated May 20, 2009, supplement no. 2 dated August 20, 2009, and supplement no. 3 dated November 16, 2009.

Supplement no. 1 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	entering into an amended and restated Wachovia Line of Credit;

•	entering into a new Bank of America Facility;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, filed on May 13, 2009; and

•	our unaudited financial statements as of and for the three months ended March 31, 2009 as filed in our Quarterly Report on Form 10-Q, filed on May 13, 2009.

Supplement no. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an additional risk related to an investment in us;

•	amendments to our share redemption program;

•	updated information regarding the estimated per share value of our shares in connection with our dividend reinvestment plan;

•	information regarding the renewal and amendment of our advisory agreement;

•	a change to our registrar and transfer agent;

•	additional liquidity information regarding prior programs sponsored by our sponsor;

•	the acquisition of a nine-story office tower containing approximately 145,000 aggregate rentable square feet located in Moscow, Russia;

•	the completion of the first phase of a five-story office building containing approximately 424,000 rentable square feet located in Cranberry, Pennsylvania;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2009, filed on August 13, 2009; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2009 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2009.

Supplement no. 3 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an update regarding a risk related to an investment in us;

•	additional liquidity information regarding prior programs sponsored by our sponsor;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2009, filed on November 12, 2009; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2009 as filed in our Quarterly Report on Form 10-Q, filed on November 12, 2009.